

03002586

UNITED STATES
~~JR~~ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

V+ 2-20-03

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FACING PAGE SECURITIES AND EXCHANGE COMMISSION
Information Required of Brokers and Dealers Pur~~suant to Sec~~tion 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

FEB 0 7 2003

SEC FILE NUMBER
8- 44444

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                   MM/DD/YY   MM/DD/YY

DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RENAISSANCE CAPITAL INVESTMENTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2 GREENWICH PLAZA

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

GREENWICH   CT   06830
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM R. SMITH   (203) 622-2978

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO. LLP CPA'S

(Name – if individual, state last, first, middle name)

880 BERGEN AVENUE   SUITE # 801   JERSEY CITY, NJ   07306
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 2 5 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____WILLIAM K. SMITH_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____RENAISSANCE CAPITAL INVESTMENTS, INC._____, as
of _____DECEMBER 31,_____, 20 _02_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

REGINA M. LUPO
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30. 2004

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS, INC.
#2 GREENWICH PLAZA
GREENWICH, CT. 06830
AS AT DECEMBER 31, 2002

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

CONTENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A. L. Wellen & Co. LLP
Certified Public Accountant
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Renaissance Capital Investments, Inc.
#2 Greenwich Plaza
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2002, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen & Co. LLP
Certified Public Accountants

Jersey City, New Jersey
January 17, 2003

-1-

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash & Cash Equivalents	$ 280,756
TOTAL ASSETS	$ 280,756

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Due to Parent	$ 14,859
Accounts Payable	150
TOTAL LIABILITIES	$ 15,009

SHAREHOLDER EQUITY
Capital Stock- Common $.01 par value

1,000 shares authorized 136 shares issued	$ 1	
Capital surplus	65,384	
Retained Earnings	200,362	
TOTAL SHAREHOLDER'S EQUITY		265,747
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$ 280,756

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-2-

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL IINVESTMENTS, INC.
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

INCOME

Commissions and Fees	$ 65,993
Dividend & Interest Income	1,302
TOTAL INCOME	$ 67,295

EXPENSES

Administration fee expense – Parent	$ 63,832	
SIPC expense	150	
Bank service charge	420	
Broker Dealer Changes	1,229	
TOTAL EXPENSES		65,631
NET PROFIT BEFORE INCOME TAXES		$ 1,664
State Corporate Taxes		1,664
Net Profit for the period		$ -0-

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit		$ -0-
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in due to Parent	$ (359)	
TOTAL ADJUSTMENTS		(359)
Net Cash Provided by Operating Activities		$ (359)
Cash and cash equivalents January 1, 2002		281,115
Cash and cash equivalents December 31, 2002		$ 280,756

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-4-

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2002

COMMON STOCK

Total January 1, 2002	$	1
Changes for the period- January 1, 2002 To December 31, 2002		None
TOTAL COMMON STOCK – DECEMBER 31, 2002	$	1

CAPITAL SURPLUS

Total January 1, 2002	$	65,384
Changes for the period – January 1, 2002 to December 31,2002		None
TOTAL CAPITAL SURPLUS December 31, 2002	$	65,384

RETAINED EARNINGS

Total January 1, 2002	$	200,362
Net profit for the period January 1, 2002 to December 31, 2002		-0-
TOTAL RETAINED EARNINGS December 31, 2002	$	200,362

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-5-

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

Total January 1, 2002	none
Changes for the period – January 1, 2002 to December 31, 2002	none
TOTAL SUBORDINATED LIABILITIES – December 31, 2002	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

GENERAL INFORMATION

Renaissance Capital Investments, Inc is a corporation organized under the laws of the state of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker / dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

At December 31, 2002 the firms' aggregate indebtedness and net capital were $ 15,009 and $ 265,747 respectively a ratio of .0565 to one. The minimum net capital was $ 100,000. A copy of the firm's financial statements as at December 31, 2002 is available for inspection at the firm's office or at the regional office of the Securities and Exchange Commission.

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
The financial statements have been prepared un accordance with generally accepted accounting principles.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Effectively January 1,1997 Renaissance Capital Corporation the "Parent" of Renaissance Capital Investments Inc. assumed the following expenses: rent, telephone, office supplies and personnel costs with no expectation of reimbursement from Renaissance Capital Investments, Inc.

NOTE 2 - **INCOME TAXES**
All corporate tax returns are filled on a calendar year basis.

The company has adopted the liability method of accounting for the tax assets and liabilities.

NOTE 3 - **RULE 15C 3-3**
The company holds no customer funds and is exempt from the requirements for of Rule 15C 3-3

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 4 -   INTERNAL CONTROL

No material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures for complying with rule 17a-5 of the Securities and Exchange Commission were found to exist.

-8-

RENAISSANCE CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2002

Stockholders' Equity-
per statement of Financial Condition $ 265,747

CAPTIAL REDUCTIONS

Securities Reduction- haircuts $ -0-

TOTAL CAPITAL REDUCTIONS   -0-

NET CAPITAL $ 265,747

MINIMUM NET CAPITAL REQUIRED   100,000

EXCESS NET CAPITAL $ 165,747

ITEMS OF AGGREGATE INDEBTEDNESS
Due to Parent $ 14,859
Accounts Payable   150

TOTAL ITEMS OF AGGREGATE INDEBTEDNESS $ 15,009

Percentage of aggregate indebtedness to net capital   5.65%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

<u>RENAISSANCE CAPITAL INVESTMENTS, INC.</u>
<u>RECONCILIATION OF FOCUS REPORT WITH</u>
<u>FINANCIAL STATEMENTS</u>
<u>DECEMBER 31, 2002</u>

Net Capital – per computation of Net Capital
December 31, 2002 on the audited report. $ 265,747

Additions:
    Miscellaneous rounding   1

NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2002 $ 265,748

There were no material differences in net capital
between the audited report and the focus report
dated December 31, 2002.

A. L. WELLEN & CO.

We, officers of Renaissance Capital Investments, Inc. #2 Greenwich Plaza, Greenwich, CT. 06830, hereby attest that the Financial Statements and Operational Reports as at December 31, 2002 submitted by our auditors, A. L. Wellen & Co. LLP 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

William K. Smith, President

Kathleen S. Smith, Secretary

ATTESTED BY:

A. L. WELLEN & CO., LLP CPA'S

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

STATE OF CONNECTICUT]
TOWN OF GREENWICH   ] SS:
COUNTY OF FAIRFIELD]

William K Smith, being sworn according to law, deposes and says:

I am the president of Renaissance Capital Investments, Inc. # 2 Greenwich Plaza

Greenwich, CT 06830.

The report submitted by our accountants, A.L. Wellen & Co., LLP

Certified Public Accountants, as at December 31, 2002 showing a Statement of

Financial Condition, Statement of Income Expenses, Statement of Cash Flows,

Statement of Changes in Shareholders Equity, Statements of Liability

Subordinated to Claims to General Creditors, and all other supporting schedules,

is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety

Interest in any Accounts classified as that of a customer.

_____
WILLIAM K. SMITH

Subscribed and sworn to before me

this __22 ᵈᵈ__ day of __January__ 2003

-12-

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3.

Renaissance Capital Investments, Inc.
2 Greenwich Plaza
Greenwich, CT. 06830

In planning and performing our audit of the financial statements of Renaissance
Capital Investments, Inc, for the year ended December 31, 2002, we considered
its internal control structure, including procedures for safeguarding securities, in
order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on the internal
control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures (including
tests of compliance with such practices and procedures) followed by Renaissance
Capital Investments, Inc, that we considered relevant to the objectives stated in
rule 17a 5 (g) (1) in making the periodic computations of aggregate indebtedness
and net capital under rule 17a-3 (a) (II) and the procedures for determining
compliance with the exemptive provisions of rule 15c3-3. We did not review the
practices and procedures followed by the company (1) in making the quarterly
securities examinations, counts, verifications and comparisons and the
recordation of differences required by Rule 17a-13 or (II) in complying with the
requirements for prompt payment for securities under Section 8 of Regulation T of
the Board of Governors of the Federal Reserve System, because the Company
does not carry securities accounts for customers or perform custodial functions
relating to customer securities.

The management of the Company is responsible for establishing and maintaining
an internal control structure and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
internal control structure policies and procedures and of the practices referred to
in the preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the Commission's above mentioned
objectives. Two of the objectives of an internal control structure and the practices
and procedures are to provide management with reasonable, but not absolute,
assurance that assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and recorded properly
to permit preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5 (g) lists additional objectives of the practices
and procedures listed in the preceding paragraph.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Renaissance Capital Investments Inc.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in our audit of the financial statements of Renaissance Capital Investments, Inc. for the year ended December 31, 2002 and this report does not affect our report thereon dated January 17, 2003

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We do feel that more than one person should have knowledge of the bookkeeping and accounting functions of the company in case of accident or sickness etc.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet Commission's objectives.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Renaissance Capital Investments, Inc.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen + Co. LLP

A. L. Wellen & Co. LLP
Jersey City, New Jersey

January 17, 2003